Exhibit 99.1

Yandex Announces Third Quarter 2023 Financial Results

AMSTERDAM, the Netherlands, October 27, 2023 -- Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe's largest internet businesses, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Q3 2023 Financial and Operational Highlights1,2

In RUB millions		Three months ended September 30
		2022	2023	Change
	Total Revenues	133,163	204,769	54%
	Total Adjusted EBITDA	20,003	26,528	33%
Total Group	Total Adjusted EBITDA margin, %	15.0%	13.0%	-2.0 pp
	Net income	45,541	7,681	-83%
	Adjusted Net Income	5,009	3,366	-33%
	Share of Russian search market, %	62.0%	62.6%	0.6 pp
	Search share on Android, %	61.9%	62.5%	0.6 pp
	Search share on iOS, %	48.3%	49.8%	1.5 pp
Search and	Revenues	61,151	90,442	48%
Portal	Ex-TAC revenues	50,481	74,169	47%
	Adjusted EBITDA	34,635	47,021	36%
	Adjusted EBITDA margin, %	56.6%	52.0%	-4.6 pp
	Revenues	63,448	107,240	69%
E-Commerce, Mobility	GMV of Mobility[3]	198,041	298,951	51%
and Delivery	GMV of E-commerce[4]	72,465	121,154	67%
	GMV of other O2O services[5]	47,001	83,952	79%
	Total Adjusted EBITDA/(loss)	(2,668)	(4,483)	68%
Plus and Entertainment Services	Yandex Plus subscribers, MM	15.8	25.8	63%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 97.4147 to $1.00, the official exchange rate quoted as of September 30, 2023 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(4) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Market Delivery grocery service (delivered and paid for), including VAT.

(5) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders delivered through the Yandex Eats and Market Delivery food delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage. We aim to remain transparent about the current performance and key trends across our businesses.

Corporate and Subsequent Events

●	Yandex’s Board of Directors remains fully committed to the goal of completing the proposed corporate restructuring and the divestiture of the company’s core businesses, including all Russia-based businesses.

We have taken a number of important, concrete steps to prepare for the consummation of the proposed divestiture, including receiving consent from the Class A shareholders for the Board to undertake preparatory corporate restructuring steps, i.e., the merger of certain intermediate Dutch holding companies into Yandex N.V. The company has also obtained one of the required approvals from the Government Commission for Control over Foreign Investments in the Russian Federation of the internal restructuring of the group, which is a pre-requisite for the divestiture. We have also made progress towards completing other necessary steps of our corporate restructuring plan.

The proposed restructuring would be subject to further shareholder approval (including separate approval by our Class A shareholders), and the company continues to aim to bring a restructuring proposal to shareholders for approval by the end of this year.

●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. In July 2023, our “Yandex Pay” subsidiary was designated in Canada; such designation does not apply to Yandex N.V. or its other group companies or operations. Yandex continues to closely monitor developments in this regard.

Impact of the current geopolitical crisis

Ongoing geopolitical tensions and their impact on the Russian and global economy have created a challenging environment for our business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, including significant recent devaluation, currency controls, increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed on April 20, 2023.

We continue to provide services to our users and partners with no interruptions. We are taking appropriate measures to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments as well as the macroeconomic climate and consumer sentiment in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our almost 26,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and nine months ended September 30, 2022 and 2023:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Revenues	133,163	204,769	54%	356,921	550,539	54%
Ex-TAC revenues	123,940	190,100	53%	334,216	512,124	53%
Income from operations	10,797	12,084	12%	7,109	25,548	259%
Adjusted EBITDA	20,003	26,528	33%	46,968	64,068	36%
Net income	45,541	7,681	-83%	40,560	28,097	-31%
Adjusted net income	5,009	3,366	-33%	10,019	15,583	56%

Our segment disclosure is provided in the Segment financial results section below.

Cash and cash equivalents as of September 30, 2023:

●	RUB 85.4 billion ($876.8 million) on a consolidated basis.

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 62.6% in Q3 2023, up 0.6 pp from 62.0% in Q3 2022 and seasonally down from 63.6% in Q2 2023, according to Yandex Radar
●	Search share on Android in Russia was 62.5% in Q3 2023, up 0.6 pp from 61.9% in Q3 2022 and seasonally down from 63.4% in Q2 2023, according to Yandex Radar
●	Search share on iOS in Russia was 49.8% in Q3 2023, up 1.5 pp from 48.3% in Q3 2022 and stable compared to 49.7% in Q2 2023, according to Yandex Radar
●	Mobile search traffic was 70.8% of our total search traffic in Q3 2023. Mobile revenues represented 62.9% of our search revenues in Q3 2023

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Revenues	61,151	90,442	48%	156,163	236,403	51%
Ex-TAC revenues	50,481	74,169	47%	130,021	193,984	49%
Adjusted EBITDA	34,635	47,021	36%	83,637	122,745	47%
Adjusted EBITDA margin	56.6%	52.0%	-4.6 pp	53.6%	51.9%	-1.7 pp

Revenues increased by 48% and Ex-TAC revenues grew by 47% year-on-year in Q3 2023. This growth was mainly driven by the solid performance of our core search business and the Yandex Advertising Network on the back of our investments in the expansion of advertising inventory, along with development and efficiency improvements of our ad-products and technologies.

Adjusted EBITDA margin came to 52.0% in Q3 2023 compared with 56.6% in Q3 2022. The solid margin mainly reflects a positive operating leverage effect on the back of strong ad revenue growth, while the year-on-year dynamic is driven by an increase in personnel as well as marketing and advertising expenses from the low base of last year.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional O2O businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Market Delivery (acquired in September 2022 and previously known as Delivery Club); and (iii) our other O2O businesses, including Yandex Delivery, our last- and middle-mile logistics solution for individuals, enterprises and SMB; Yandex Eats and Market Delivery, our ready-to-eat delivery from restaurants services; Lavka Israel, our hyperlocal convenience store delivery service; and Yandex Fuel, our contactless payment service at gas stations, and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 67% year-on-year in Q3 2023

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace reached 87% in Q3 2023 compared to 82% in Q3 2022
●	Marketplace’s assortment was 58.5 million SKUs as of the end of Q3 2023, up from 49.3 million SKUs as of the end of Q3 2022
●	The number of active buyers[6] on the Yandex Market marketplace increased by 40% year-on-year and reached 17.6 million as of the end of Q3 2023
●	The number of active sellers[7] on Yandex Market marketplace increased by 95% year-on-year and reached 68.4 thousand as of the end of Q3 2023

Mobility

●	GMV of Mobility services grew 51% compared to Q3 2022

(6) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.
(7) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
GMV:
Mobility	198,041	298,951	51%	544,422	777,897	43%
E-Commerce	72,465	121,154	67%	195,614	339,467	74%
First party (1P) business model	19,835	27,492	39%	56,431	90,895	61%
Third party (3P) commission business model	52,630	93,662	78%	139,183	248,572	79%
Other O2O services	47,001	83,952	79%	125,470	226,463	80%
Revenues:
Mobility	31,015	45,151	46%	87,514	115,854	32%
E-Commerce	23,520	42,209	79%	63,918	123,221	93%
Revenues from sale of goods (1P)[8]	15,944	22,019	38%	45,643	72,752	59%
Commission and other e-commerce revenues[9]	7,576	20,190	166%	18,275	50,469	176%
Other O2O services	10,444	22,105	112%	27,910	57,758	107%
Eliminations	(1,531)	(2,225)	45%	(3,970)	(6,168)	55%
Total revenues	63,448	107,240	69%	175,372	290,665	66%
Adjusted EBITDA loss E-commerce, Mobility and Delivery:	(2,668)	(4,483)	68%	(9,102)	(21,402)	135%

(8) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and exclude delivery fee revenues related to these businesses.
(9) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats and Maket Delivery, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

The growth in GMV of Mobility reached 51% year-on-year in Q3 2023, driven by an increase in the number of rides, growing share of non-economy tariffs due to the shift of new vehicles supply on the market towards upper-class models and continued driver undersupply on our domestic market, as well as forex effect from our operations in CIS and EMEA markets. The growth in GMV of E-commerce was 67% year-on-year in Q3 2023 supported by organic growth in the user base and assortment expansion. GMV of other O2O services grew by 79% year-on-year in Q3 2023, with Yandex Delivery and Yandex Food Delivery services including Market Delivery, being the largest contributors reporting growth of 109% year-on-year.

E-commerce, Mobility and Delivery segment revenues increased by 69% year-on-year in Q3 2023. The increase was mainly driven by E-commerce services (where Yandex Market was the largest contributor to the growth in absolute terms, followed by Yandex Lavka). Mobility revenues increased by 46%, which is lower than GMV growth, on the back of higher investment into driver supply. E-commerce revenues increased by 79%, greater than the increase in GMV, reflecting an improvement of 3P take rates and a growing share of advertising revenue. Other O2O services revenues delivered 112% year-on-year growth where Food Delivery was the key contributor to the growth, followed by our Delivery business.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to our expansion of intercompany synergies with a higher volume of E-commerce and Food Delivery orders fulfilled by our Yandex Delivery business compared to a year ago.

Adjusted EBITDA loss of E-commerce, Mobility and Delivery was RUB 4,483 million in Q3 2023 compared to loss of RUB 2,668 million in Q3 2022. This dynamic was primarily driven by the growing scale of Yandex Market business, as well as contraction of Adj EBITDA margin of the Mobility business on the back of increased investments into driver supply.

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha, Bookmate and our production center Plus Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 25.8 million as of the end of Q3 2023, up 63% from the end of Q3 2022

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Revenues	7,817	17,402	123%	19,798	46,261	134%
Adjusted EBITDA/(loss)	(1,498)	1,040	169%	(7,264)	2,614	136%
Adjusted EBITDA margin	-19.2%	6.0%	25.2 pp	-36.7%	5.7%	42.4 pp

Plus and Entertainment Services revenues grew 123% in Q3 2023 compared with Q3 2022. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including advertising. Adjusted EBITDA remained positive for the second quarter in a row reaching RUB 1.0 billion, compared with a loss of RUB 1.5 billion in Q3 2022 driven by a positive operating leverage effect on the back of the subscription revenue growth (which increased by 92% year-on-year) as well as cost-efficiency improvements.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Revenues	3,371	7,125	111%	8,350	17,136	105%
Adjusted EBITDA	237	235	-1%	903	72	-92%
Adjusted EBITDA margin	7.0%	3.3%	-3.7 pp	10.8%	0.4%	-10.4 pp

Classifieds revenues increased by 111% in Q3 2023 compared with Q3 2022. The revenue growth was primarily driven by the solid performance of Auto.ru due to a low base effect of the last year, dealer base expansion, growth of new projects and improvement in monetization; as well as by Yandex Travel due to the strengthened market position on the back of increasing demand for our travel aggregator service. Adjusted EBITDA in Q3 2023 remained flat compared to the corresponding period last year and amounted to RUB 0.2 billion: a year-on-year improvement of profitability in Auto.ru was offset by our continuing investments in the expansion of Yandex Travel and Yandex Rent.

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes our self-driving vehicles business (Yandex SDG), Yandex Cloud and Yandex 360, Yandex Education (Practicum and other education initiatives), Devices and Alice, FinTech (including Yandex Pay and Yandex ID) and a number of other experiments as well as unallocated corporate expenses.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Revenues	11,203	18,805	68%	29,877	47,882	60%
Adjusted EBITDA loss	(10,786)	(17,684)	64%	(21,437)	(41,042)	91%
Adjusted EBITDA loss margin	-96.3%	-94.0%	2.3 pp	-71.8%	-85.7%	-13.9 pp

Other Business Units and Initiatives revenues increased 68% year-on-year in Q3 2023, driven mainly by Yandex Cloud, Devices and Alice, and Fintech. Yandex Cloud revenue grew 60% year-on-year, supported by product portfolio expansion as well as improvement in our market share on the back of increasing demand for our services. The Devices and Alice revenue increased 94% year-on-year to RUB 7.2 billion in Q3 2023 due to devices sales growth supported by our efficient targeted marketing activities and the expansion in the range of models available.

The adjusted EBITDA loss amounted to RUB 17.7 billion compared to RUB 10.8 billion in Q3 2022. The loss increase was mainly attributed to segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA and their inclusion in the Other Business Units and Initiatives category (since September 2022), investments into growth of the Yandex Cloud business and Yandex SDG (where adjusted EBITDA loss came to RUB 2.9 billion in Q3 2023), and development of other verticals.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices sales and others.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Revenues:
Segment revenues	146,990	241,014	64%	389,560	638,347	64%
Eliminations	(13,827)	(36,245)	162%	(32,639)	(87,808)	169%
Total revenues	133,163	204,769	54%	356,921	550,539	54%
Adjusted EBITDA:
Segment adjusted EBITDA	19,920	26,129	31%	46,737	62,987	35%
Eliminations	83	399	381%	231	1,081	368%
Total adjusted EBITDA	20,003	26,528	33%	46,968	64,068	36%

Eliminations related to our revenues increased 162% in Q3 2023 compared with Q3 2022. The increase was mainly attributed to the increased intercompany revenue between our businesses (related to cross service advertising and marketing activities, the usage of data centers, other IT infrastructure, and other centralized services by all business units), as a result of greater integration of services and overall growth across the Group.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues (COS), product development expenses (PD), sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A) and goodwill impairment. Personnel-related costs, including share-based compensation expenses, are included in the COS, PD and SG&A categories and represent a significant part of our operating expenses. Increases across all cost categories reflect investments in overall growth. In Q3 2023, our headcount increased by 1,421 full-time employees. The total number of full-time employees was 25,703 as of September 30, 2023, up by 6% compared with June 30, 2023, and up 29% from September 30, 2022, which was primarily driven by the accelerated pace of hiring in Search and Portal, Yandex Cloud and Yandex Market, as well as by the growth of Plus and Entertainment Services and Mobility among others.

Operating Expenses

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Cost of revenues	55,654	88,205	58%	155,386	244,864	58%
Cost of revenues as a % of revenues	41.8%	43.1%	1.3 pp	43.5%	44.5%	1.0 pp
including TAC	9,223	14,669	59%	22,705	38,415	69%
TAC as a % of revenues	6.9%	7.2%	0.3 pp	6.4%	7.0%	0.6 pp
Product development	17,058	26,237	54%	53,045	72,452	37%
As a % of revenues	12.8%	12.8%	0 pp	14.9%	13.2%	-1.7 pp
Sales, general and administrative	42,186	67,003	59%	118,733	177,676	50%
As a % of revenues	31.7%	32.7%	1.0 pp	33.3%	32.3%	-1.0 pp
Depreciation and amortization	7,468	11,240	51%	22,648	28,863	27%
As a % of revenues	5.6%	5.5%	-0.1 pp	6.3%	5.2%	-1.1 pp
Goodwill impairment	-	-	n/m	-	1,136	n/m
As a % of revenues	-	-	n/m	-	0.2%	0.2 pp
Total operating expenses	122,366	192,685	57%	349,812	524,991	50%
As a % of revenues	91.9%	94.1%	2.2 pp	98.0%	95.4%	-2.6 pp

Total operating expenses increased by 57% in Q3 2023 compared with Q3 2022. The increase was mainly due to the сost of revenues related to E-commerce, Mobility and Delivery businesses, Devices and Alice, as well as Search and Portal, and growth of headcount and related personnel expenses across most of our business units due to the overall expansion of operations.

TAC grew 59% in Q3 2023 compared with Q3 2022 and represented 7.2% of total revenues, 23 basis points higher than in Q3 2022. The year-on-year growth of TAC as a share of revenue was primarily driven by TAC related to our distribution partners and the growing contribution of ad revenues related to the Yandex Advertising Network.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
SBC expense included in cost of revenues	169	172	2%	449	513	14%
SBC expense included in product development	3,771	3,370	-11%	11,237	9,839	-12%
SBC expense included in SG&A	2,523	2,350	-7%	7,537	6,839	-9%
Total SBC expense	6,463	5,892	-9%	19,223	17,191	-11%
As a % of revenues	4.9%	2.9%	-2.0 pp	5.4%	3.1%	-2.3 pp

Total SBC expenses decreased by 9% in Q3 2023 compared with Q3 2022. The decrease was primarily related to the replacement of new RSU grants during 2022 and 2023 with an increase in salaries and bonuses as well as settlement of Business Unit Equity Awards in cash in Q3 2022, which led to additional cost recognized in Q3 2022; partly offset by the material appreciation of the U.S. dollar against the ruble. In light of the ongoing halt of trading in our Class A shares on Nasdaq, during 2022 and 2023, participants have received and will continue to receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. In Q3 2023, RUB 2.8 billion of the total RUB 5.9 billion in SBC expenses related to RSU equity awards settled in cash were recorded as part of personnel expenses, which reduced consolidated adjusted EBITDA.

Income from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Income from operations	10,797	12,084	12%	7,109	25,548	259%

Income from operations amounted to RUB 12.1 billion in Q3 2023 compared to RUB 10.8 billion in Q3 2022. This dynamic was mainly driven by the improved profitability of our Search and Portal, Plus and Entertainment segments, as well as the Food Delivery business.

Other income, net for Q3 2023 amounted to RUB 7,209 million, up from RUB 4,053 million in Q3 2022. Other income, net includes foreign exchange gains of RUB 7,500 million in Q3 2023 and RUB 4,242 million in Q3 2022. Foreign exchange gains dynamics reflect changes of USD denominated monetary assets in our Russian subsidiaries and RUB denominated monetary assets in our foreign subsidiaries on the back of a stronger depreciation of the Russian ruble in absolute terms against the US dollar in the third quarter of 2023 compared to the third quarter of 2022.

Income tax expense for Q3 2023 was RUB 7,704 million, up from RUB 6,818 million in Q3 2022. Our effective tax rate of 50.1% in Q3 2023 was higher than 13.0% in Q3 2022. The Group’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The major factors influencing changes in the effective tax rates in Q3 2023 and Q3 2022 were: differences in foreign tax rates of our subsidiaries (including reduced tax rate in certain Russian subsidiaries), deferred tax asset valuation allowances, non-deductible SBC expenses, statutory expenses not deductible for income tax purposes, tax provision recognized, tax on dividends, as well as tax effects of the News and Zen deconsolidation in Q3 2022.

Net income was RUB 7.7 billion in Q3 2023, compared with RUB 45.5 billion in Q3 2022. The latter included a one-off non-cash gain recognized on the News and Zen deconsolidation in the amount of RUB 38,051 million.

Cash provided by operating activities was RUB 22.3 billion and cash paid for property and equipment, intangible assets and assets to be leased was RUB 31.1 billion for Q3 2023.

The total number of shares issued and outstanding as of September 30, 2023 was 361,482,282, including 325,783,607 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.3 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 8.9 million shares, of which RSUs to acquire 6.2 million shares were fully vested; and performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding awards in respect of our various Business Units, including options and synthetic options, for 6.0 million shares, 2.5 million of which were fully vested and are settled in equity of our Business Units, cash or Yandex Class A shares.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into mobility, e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, including international economic sanctions and export controls, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of October 27, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA/(loss), Adjusted EBITDA margin and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) expenses (reversal of expenses) related to the contingent compensation payable to employees in connection with certain business combinations, (6) loss from equity method investments, (7) one-off restructuring and other expenses, and (8) impairment of goodwill and other intangible assets less (1) interest income, (2) other income/(loss), net, (3) gain on restructuring of convertible debt and (4) effect of the News and Zen deconsolidation.
●	Adjusted EBITDA margin means adjusted EBITDA/(loss) divided by U.S. GAAP revenues.
●	Adjusted net income means U.S. GAAP net income plus (1) certain SBC expense, (2) expenses (reversal of expenses) related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring and other expenses, (4) impairment of goodwill and other intangible assets, and (5) amortization of debt discount and issuance costs related to our convertible debt, less (1) foreign exchange gains, (2) gain on restructuring of convertible debt and (3) effect of the News and Zen deconsolidation. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

Certain SBC expense

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2022 and 2023, starting from Q3 2022 we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA and adjusted net income.

Foreign exchange gains

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance. We have repurchased substantially all of the outstanding notes to date.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Goodwill and other intangible assets impairment

We adjust our net income and EBITDA to exclude a loss from goodwill and intangible assets impairment, as well as any related income tax effects. Excluding these expenses, allow us to provide a clearer picture of our business performance, without being distracted by one-off expenses that are not directly related to our operating activities.

Gain on restructuring of convertible debt

Adjusted net income, adjusted EBITDA and related margin measures for 9 months ended September 30, 2022 exclude gain on restructuring of our convertible debt and income tax effect attributable to this gain.

In June 2022, we completed the purchase of 93.2% in aggregate principal amount of our $1.25 billion 0.75% Convertible Notes due 2025. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized. We have repurchased substantially all of the outstanding notes to date.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities. Adjusted net income and adjusted EBITDA exclude expenses related to the proposed corporate restructuring and other similar one-off expenses.

Effect of the News and Zen deconsolidation

We have adjusted net income, EBITDA and related margin measures for the one-off gain as a result of the News and Zen deconsolidation completed in Q3 2022, in the amount of RUB 38,051 million. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	September 30,	September 30,
	2022*	2023	2023
	RUB	RUB	$
ASSETS
Cash and cash equivalents	83,131	85,411	876.8
Accounts receivable	58,014	69,345	711.9
Sales financing receivable	5,738	8,778	90.1
Prepaid expenses	16,968	25,588	262.6
Inventory	28,220	22,745	233.5
Funds receivable	8,290	10,839	111.3
VAT reclaimable	22,602	24,930	255.9
Other current assets	16,971	19,070	195.7
Total current assets	239,934	266,706	2,737.8
Property and equipment	127,706	164,744	1,691.2
Operating lease right-of-use assets	28,646	35,265	362.0
Intangible assets	31,766	35,493	364.3
Content assets	16,844	21,969	225.5
Goodwill	143,778	142,840	1,466.3
Equity method investments	2,118	1,160	11.9
Investments in non-marketable equity securities	6,746	9,033	92.7
Deferred tax assets	3,904	7,470	76.7
Other non-current assets	15,277	27,387	281.2
Total non-current assets	376,785	445,361	4,571.8
TOTAL ASSETS	616,719	712,067	7,309.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	122,816	162,573	1,668.8
Debt, current portion	21,306	82,654	848.5
Income and non-income taxes payable	28,137	33,311	342.0
Deferred revenue	15,585	20,070	206.0
Total current liabilities	187,844	298,608	3,065.3
Debt, non-current portion	29,885	26,703	274.1
Deferred tax liabilities	5,473	8,501	87.3
Operating lease liabilities	17,609	24,576	252.3
Finance lease liabilities	21,185	26,184	268.8
Other accrued liabilities	16,545	25,507	261.8
Total non-current liabilities	90,697	111,471	1,144.3
Total liabilities	278,541	410,079	4,209.6
Commitments and contingencies
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674 and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674, and Class C: nil)	282	282	2.9
Treasury shares at cost (Class A: 558,663)	(1,393)	(1,393)	(14.3)
Additional paid-in capital	119,464	84,997	872.5
Accumulated other comprehensive income	24,258	18,199	186.9
Retained earnings	173,697	199,887	2,051.9
Total equity attributable to Yandex N.V.	316,308	301,972	3,099.9
Noncontrolling interests	21,870	16	0.1
Total shareholders’ equity	338,178	301,988	3,100.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	616,719	712,067	7,309.6

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$

Revenues	133,163	204,769	2,102.0	356,921	550,539	5,651.5
Operating costs and expenses:
Cost of revenues(1)	55,654	88,205	905.5	155,386	244,864	2,513.6
Product development(1)	17,058	26,237	269.3	53,045	72,452	743.7
Sales, general and administrative(1)	42,186	67,003	687.8	118,733	177,676	1,823.9
Depreciation and amortization	7,468	11,240	115.4	22,648	28,863	296.3
Goodwill impairment	-	-	-	-	1,136	11.7
Total operating costs and expenses	122,366	192,685	1,978.0	349,812	524,991	5,389.2
Income from operations	10,797	12,084	124.0	7,109	25,548	262.3
Interest income	1,127	1,289	13.2	3,526	3,612	37.1
Interest expense	(779)	(3,781)	(38.8)	(2,508)	(6,927)	(71.1)
Gain on restructuring of convertible debt	-	-	-	9,305	-	-
Effect of the News and Zen deconsolidation	38,051	-	-	38,051	-	-
Loss from equity method investments	(890)	(1,416)	(14.5)	(1,341)	(1,657)	(17.0)
Other income/(loss), net	4,053	7,209	74.0	(514)	22,086	226.6
Net income before income taxes	52,359	15,385	157.9	53,628	42,662	437.9
Income tax expense	6,818	7,704	79.1	13,068	14,565	149.5
Net income	45,541	7,681	78.8	40,560	28,097	288.4
Net income attributable to noncontrolling interests	(2,373)	-	-	(6,049)	(1,905)	(19.5)
Net income attributable to Yandex N.V.	43,168	7,681	78.8	34,511	26,192	268.9
Net income per Class A and Class B share:
Basic	116.38	20.71	0.21	94.02	70.63	0.73
Diluted	116.23	20.63	0.21	69.62	70.40	0.72
Weighted average number of Class A and Class B shares used in per share computation
Basic	370,925,704	370,834,420	370,834,420	367,071,728	370,837,699	370,837,699
Diluted	371,390,423	372,293,060	372,293,060	375,794,547	372,028,664	372,028,664

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	169	172	1.8	449	513	5.3
Product development	3,771	3,370	34.6	11,237	9,839	101.0
Sales, general and administrative	2,523	2,350	24.1	7,537	6,839	70.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	45,541	7,681	78.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,630	8,073	82.9
Amortization of intangible assets	1,838	3,167	32.5
Amortization of content assets	2,051	1,807	18.5
Operating lease right-of-use assets reduction and the lease liability accretion	3,376	3,614	37.1
Share-based compensation expense (excluding cash settled awards of RUB 5,745 and	718	3,492	35.8
RUB 2,399, respectively)
Deferred income tax expense	1,084	325	3.3
Foreign exchange gains	(4,242)	(7,500)	(77.0)
Loss from equity method investments	890	1,416	14.5
Effect of the News and Zen deconsolidation	(38,051)	-	-
Provision for expected credit losses	731	1,225	12.6
Other	320	2,663	27.4
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(8,836)	(4,779)	(49.1)
Prepaid expenses	(2,734)	(4,966)	(50.9)
Inventory	(1,461)	(1,807)	(18.5)
Accounts payable, accrued and other liabilities and taxes payable	23,978	13,064	134.1
Deferred revenue	960	1,387	14.2
Other assets	762	5,295	54.4
VAT reclaimable	(2,148)	(503)	(5.2)
Funds receivable	709	(4,446)	(45.6)
Sales financing receivable	(1,050)	(3,091)	(31.7)
Content assets	(2,519)	(4,846)	(49.7)
Content liabilities	(1,087)	1,075	11.0
Net cash provided by operating activities	26,460	22,346	229.4
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(4,609)	(26,862)	(275.7)
Purchase of assets to be leased	-	(4,217)	(43.3)
Investments in term deposits	(1,235)	-	-
Net cash acquired as a result of the News and Zen deconsolidation and our acquisition of Delivery Club	1,795	-	-
Loans granted	(144)	(2,303)	(23.6)
Bank deposits and loans to customers	-	(1,621)	(16.6)
Proceeds from repayments of loans	-	443	4.5
Other investing activities	(265)	693	7.1
Net cash used in investing activities	(4,458)	(33,867)	(347.6)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	3,447	79,787	819.0
Repayment of debt	(3,532)	(63,246)	(649.2)
Bank deposits and liabilities	-	8,255	84.7
Payment for finance leases	(435)	(872)	(9.0)
Other financing activities	(360)	-	-
Net cash provided by/(used in) financing activities	(880)	23,924	245.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	4,027	1,646	16.9
Net change in cash and cash equivalents, and restricted cash and cash equivalents	25,149	14,049	144.2
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	75,867	72,622	745.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	101,016	86,671	889.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	40,560	28,097	288.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	17,279	20,995	215.5
Amortization of intangible assets	5,369	7,868	80.8
Amortization of content assets	6,677	6,347	65.2
Operating lease right-of-use assets reduction and the lease liability accretion	11,087	10,408	106.8
Amortization of debt discount and issuance costs	585	-	-
Share-based compensation expense (excluding cash settled awards of RUB 14,953 and	4,270	6,472	66.4
RUB 10,718, respectively)
Deferred income tax expense/(benefit)	1,399	(52)	(0.5)
Foreign exchange gains	(11)	(22,378)	(229.7)
Loss from equity method investments	1,341	1,657	17.0
Effect of the News and Zen deconsolidation	(38,051)	-	-
Gain on restructuring of convertible debt	(9,305)	-	-
Impairment of long-lived assets	3,644	1,199	12.3
Provision for expected credit losses	1,769	3,488	35.8
Other	801	3,469	35.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(4,296)	(11,778)	(120.9)
Prepaid expenses	(5,129)	(6,007)	(61.7)
Inventory	(7,526)	2,453	25.2
Accounts payable, accrued and other liabilities and taxes payable	22,870	18,287	187.7
Deferred revenue	1,654	3,941	40.5
Other assets	568	1,776	18.2
VAT reclaimable	(1,983)	(1,459)	(15.0)
Funds receivable	1,658	(2,033)	(20.9)
Sales financing receivable	(1,785)	(4,068)	(41.8)
Content assets	(8,718)	(11,270)	(115.7)
Content liabilities	(1,440)	1,018	10.5
Net cash provided by operating activities	43,287	58,430	599.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(30,296)	(52,031)	(534.1)
Purchase of assets to be leased	-	(12,806)	(131.5)
Acquisitions of businesses, net of cash acquired	(820)	-	-
Net cash acquired as a result of the News and Zen deconsolidation and our acquisition of Delivery Club	1,795	-	-
Proceeds from sale of marketable equity securities	5,859	-	-
Investments in term deposits	(3,235)	(6)	(0.1)
Maturities of term deposits	25,769	160	1.7
Loans granted	(169)	(3,300)	(33.8)
Proceeds from repayments of loans	480	1,641	16.8
Bank deposits and loans to customers	-	(1,621)	(16.6)
Other investing activities	(371)	874	9.0
Net cash used in investing activities	(988)	(67,089)	(688.6)
CASH FLOWS PROVIDED/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	50,228	161,468	1,657.5
Repayment of debt	(49,364)	(103,581)	(1,063.3)
Repayments of overdraft borrowings	(2,940)	-	-
Purchase of non-redeemable noncontrolling interests	-	(57,337)	(588.6)
Payment of contingent consideration and holdback amount	(195)	(77)	(0.8)
Payment for finance leases	(1,154)	(2,327)	(23.9)
Bank deposits and liabilities	-	8,255	84.7
Other financing activities	(1,390)	(5,674)	(58.1)
Net cash provided by/(used in) financing activities	(4,815)	727	7.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(15,866)	10,162	104.3
Net change in cash and cash equivalents, and restricted cash and cash equivalents	21,618	2,230	22.9
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	79,398	84,441	866.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	101,016	86,671	889.7

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Total revenues	133,163	204,769	54%	356,921	550,539	54%
Less: traffic acquisition costs (TAC)	9,223	14,669	59%	22,705	38,415	69%
Ex-TAC revenues	123,940	190,100	53%	334,216	512,124	53%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Net income	45,541	7,681	-83%	40,560	28,097	-31%
Add: depreciation and amortization	7,468	11,240	51%	22,648	28,863	27%
Add: certain SBC expense	1,738	3,111	79%	14,498	8,154	-44%
Add: one-off restructuring and other expenses	-	93	n/m	-	304	n/m
Add: reversal of compensation expense related to contingent consideration	-	-	n/m	(27)	-	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	(9,305)	-	n/m
Less: effect of the News and Zen deconsolidation	(38,051)	-	n/m	(38,051)	-	n/m
Less: interest income	(1,127)	(1,289)	14%	(3,526)	(3,612)	2%
Add: interest expense	779	3,781	385%	2,508	6,927	176%
Add: loss from equity method investments	890	1,416	59%	1,341	1,657	24%
Less: other income/(loss), net	(4,053)	(7,209)	78%	514	(22,086)	n/m
Add: impairment of goodwill and other intangible assets	-	-	n/m	2,740	1,199	-56%
Add: income tax expense	6,818	7,704	13%	13,068	14,565	11%
Adjusted EBITDA	20,003	26,528	33%	46,968	64,068	36%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Change	2022	2023	Change
Net income	45,541	7,681	-83%	40,560	28,097	-31%
Add: certain SBC expense	1,738	3,111	79%	14,498	8,154	-44%
Add: reversal of compensation expense related to contingent consideration	-	-	n/m	(27)	-	n/m
Less: foreign exchange gains	(4,242)	(7,500)	77%	(11)	(22,378)	n/m
Add: one-off restructuring and other expenses	-	93	n/m	-	304	n/m
Less: effect of the News and Zen deconsolidation	(38,051)	-	n/m	(38,051)	-	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	(9,305)	-	n/m
Add: impairment of goodwill and other intangible assets	-	-	n/m	2,740	1,199	-56%
Add: amortization of debt discount and issuance costs	-	-	n/m	585	-	n/m
Tax effect of adjustments	23	(19)	n/m	(970)	207	n/m
Adjusted net income	5,009	3,366	-33%	10,019	15,583	56%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru